Exhibit 4(ii)

Form of Fixed Contingent Annuity Certificate

TRANSAMERICA ADVISORS LIFE INSURANCE

COMPANY

(hereafter referred to as “We,” “Our,” “Us.” or the “Company”)

A Stock Company

Home Office: [Little Rock, Arkansas]

[1-800-553-5957]

GROUP FIXED CONTINGENT ANNUITY CERTIFICATE

This Certificate protects Certificate Owners against the loss of income if the Covered Asset Pool is reduced to zero within the conditions outlined in this Certificate.

PLEASE REVIEW THIS CERTIFICATE CAREFULLY:    To receive the benefits of this Certificate, you must comply with all terms of this Certificate, and the Third-Party Administrator must comply with all of Our requirements regarding monitoring of the composition of your Covered Asset Pool.

WE AGREE to pay the Covered Person(s) the Coverage Amount each year for his or her lifetime if the Insured Event occurs and if other conditions are met in accordance with the provisions of this Certificate.

THIS CERTIFICATE HAS NO CASH VALUE, NO SURRENDER VALUE AND PROVIDES NO DEATH BENEFIT.

YOUR RIGHT TO EXAMINE THIS CERTIFICATE If for any reason You are not satisfied with the Certificate, You may return it to Us within 30 days of receipt and we will refund all Certificate Fees paid for this Certificate. It may be returned by delivering or mailing it to [4333 Edgewood Road NE, Cedar Rapids, IA 52499].

Read Your Certificate Carefully

GROUP FIXED CONTINGENT ANNUITY CERTIFICATE

Non-Participating

SALB-CERT-0811

CERTIFICATE DATA

Transamerica Advisors Life Insurance Company is issuing this Certificate under the Group Fixed Contingent Annuity Contract shown below:
Group Contract Number:	[01234]
Group Contract Holder	[Group Contract Holder]

Certificate Date:	[06/01/2011]
Certificate Number:	[01234]
Certificate Owner(s):	[John Doe and Jane Doe]
Covered Person(s):	[John Doe and Jane Doe]
Age(s) at Issue:	[Age(s) of Covered Person(s)]
Account Number at Issue:	[1234]
Account Maintained By:	[Financial Institution]

Maximum Total Contributions Per Certificate Owner:    [$1 million; cumulative contributions in excess of $1 million per Covered Person must be pre-approved by Us.]

Minimum Initial Contribution Per Certificate:  [$100,000]

Covered Asset Pool Composition Requirements for Certificate Owners

The maximum value of Eligible Assets invested in the Core Equity asset class category may not exceed [80%] of the value of your Covered Asset Pool.

The maximum value of your Covered Asset Pool that may be invested in the International asset class category is [25%].

The maximum value of your Covered Asset Pool that may be invested in the Small/Mid Cap asset class category is [10%].

The maximum value of your Covered Asset Pool that may be invested in the Alternative asset class category is [5%].

The minimum value of your Covered Asset Pool that must be invested in the Core Fixed asset class category is [20%].

Investment Profiles Applicable To Certificate Owners

Profile A:      Aggregate value of Covered Assets held in Eligible Assets outside the Core Fixed asset class category do not exceed [50%] of the total value of your Covered Asset Pool.

Profile B:      Aggregate value of Covered Assets held in Eligible Assets outside the Core Fixed asset class category is greater than [50%] but not more than [60%] of the total value of your Covered Asset Pool.

Profile C:      Aggregate value of Covered Assets held in Eligible Assets outside the Core Fixed asset class category is greater than [60%] but not more than [70%] of the total value of your Covered Asset Pool.

Profile D:      Aggregate value of Covered Assets held in Eligible Assets outside the Core Fixed asset class category is greater than [70%] but not more than [80%] of the total value of your Covered Asset Pool.

Certificate Fee Percentage

Investment Profile	Current Certificate Fee Percentage	Maximum Certificate Fee Percentage as long as this Certificate stays in force will not exceed:
Profile A	[1.00%]	[2.50%]
Profile B	[1.15%]	[2.65%]
Profile C	[1.35%]	[2.85%]
Profile D	[1.75%]	[3.25%]

Your Certificate Fee Percentages will be reduced according to the following schedule:

Net Certificate Contributions	Percentage Reduction
[$500,000 to $999,999.99	0.05%
$1 million to $1,999,999.99	0.10%
$ 2 million and above	0.15%]

For purposes of the percentage reduction schedule, Net Certificate Contributions means aggregate certificate contributions less Excess Withdrawals.

Certificate Owner Coverage Percentages

Single Life Certificate1

Age of Covered Person At Lock-In Date[2]	10-Year United States Treasury Bond Yield[3]
	[0.00% to 4.49%]	[4.50% to 4.99%]	[5.00% to 5.49%]	[5.50% to 6.99%]	[7.00% +]
[60	[4.0%	4.0%	4.5%	5.0%	5.5%
61	4.0%	4.1%	4.6%	5.1%	5.6%
62	4.0%	4.2%	4.7%	5.2%	5.7%
63	4.0%	4.3%	4.8%	5.3%	5.8%
64	4.0%	4.4%	4.9%	5.4%	5.9%
65	4.0%	4.5%	5.0%	5.5%	6.0%
66	4.1%	4.6%	5.1%	5.6%	6.1%
67	4.2%	4.7%	5.2%	5.7%	6.2%
68	4.3%	4.8%	5.3%	5.8%	6.3%
69	4.4%	4.9%	5.4%	5.9%	6.4%
70	4.5%	5.0%	5.5%	6.0%	6.5%
71	4.6%	5.1%	5.6%	6.1%	6.6%
72	4.7%	5.2%	5.7%	6.2%	6.7%
73	4.8%	5.3%	5.8%	6.3%	6.8%
74	4.9%	5.4%	5.9%	6.4%	6.9%
75	5.0%	5.5%	6.0%	6.5%	7.0%
76	5.1%	5.6%	6.1%	6.6%	7.1%
77	5.2%	5.7%	6.2%	6.7%	7.2%
78	5.3%	5.8%	6.3%	6.8%	7.3%
79	5.4%	5.9%	6.4%	6.9%	7.4%
80	5.5%	6.0%	6.5%	7.0%	7.5%
81	5.6%	6.1%	6.6%	7.1%	7.6%
82	5.7%	6.2%	6.7%	7.2%	7.7%
83	5.8%	6.3%	6.8%	7.3%	7.8%
84	5.9%	6.4%	6.9%	7.4%	7.9%
85 +]	6.0%	6.5%	7.0%	7.5%	8.0%]

1 If coverage is for joint lives, each of the Coverage Percentages will be [0.5%] lower than for a single life.

2 If joint life coverage, age of younger joint life at Lock-In Date.

[3] The yield will be determined as the closing yield as quoted by Bloomberg on the Lock-In Date.

PART I – DEFINITIONS

Account:    The account established and maintained with a Financial Institution within which your Covered Assets are held.

Annuitant:    The person (persons for Joint Annuitants) upon whose continuation of life annuity payments will be made.

Certificate:    The individual certificate that provides coverage under the Contract issued by the Company to the Group Contract Holder.

Certificate Anniversary:    An anniversary of the Certificate Date that is used in calculating your Coverage Base and your Coverage Amount.

Certificate Contributions:    The initial Certificate Contribution is the value of the Covered Asset Pool on the Certificate Date. After the Certificate Date, but before the Lock-In Date, you may make additional investments into the Covered Asset Pool. We refer to these as “Subsequent Contributions.”

Certificate Date:    The date on which we issue this Certificate to you, and which is shown on the Certificate Data Pages.

Certificate Fee:    The fee charged on a quarterly basis by the Company to you for the benefits provided under this Certificate.

Certificate Fee Adjustment:    An adjustment made to your Certificate Fee because of a Covered Asset Transfer, subsequent contribution, or Excess Withdrawal.

Certificate Fee Percentage:    A factor used to determine your Certificate Fee. Your Certificate Fee Percentage will vary and may increase or decrease based on your Investment Profile.

Certificate Owner or you or your:    The person (or persons) that purchases and owns this Certificate. This may include the beneficial owner of an IRA custodial account or such other account that may be used in connection with a tax-qualified plan. For Qualified Accounts, only a single Certificate Owner may be named.

Certificate Year:    A one year period beginning on a Certificate Anniversary (or the Certificate Date) and ending the day before the next Certificate Anniversary.

Code:    The Internal Revenue Code of 1986, as amended.

Company or Us or We or Our:    Transamerica Advisors Life Insurance Company, the issuer of the Contract and this Certificate.

Contract:    The group fixed contingent annuity contract issued by the Company to the Group Contract Holder and pursuant to which this Certificate is issued.

Coverage Amount:    The amount that you may withdraw from the Covered Asset Pool in a Certificate Year without reducing your Coverage Amount in future years. After an Insured Event, the annual amount that we will pay to you (or your Surviving Spouse if a joint life Certificate), provided certain conditions are met.

Coverage Base:    An amount that is used to determine your initial Coverage Amount. On the Certificate Date your Coverage Base equals the value of the Covered Asset Pool.

Coverage Percentage:    The factor that your Coverage Base (or Covered Asset Pool) is multiplied by to determine your Coverage Amount. This percentage differs according to the Annuitant’s attained age (or for a joint life Certificate, the age of the younger Spouse) at the Lock-In Date and the current yield of the 10-Year United States Treasury Bond, as specified in the Certificate Data Pages.

Covered Asset:    Shares of an Eligible Asset purchased by you for coverage under this Certificate and held within your Account.

Covered Asset Pool:  The total pool of Covered Assets held in your Account at the end of any Valuation Day.

Covered Asset Transfer:    The movement of money out of one Covered Asset into another Covered Asset.

Covered Person:    The person (or person and his or her Spouse under a joint life certificate) to whom and on whose life benefits are paid under this Certificate. The Covered Person is also referred to as the Annuitant. If there are two Covered Persons and you purchase the Certificate in connection with a Qualified Account, the difference between your ages may not be more than 10 years. To be eligible for coverage under a joint life Certificate, you or your Spouse must be the owner or beneficial owner of the Account. Unless otherwise stated, the age of the Covered Person means the age of the younger Covered Person.

Eligible Asset:    An investment that We designate as eligible for coverage under this Certificate. After this Certificate is issued, We may designate additional investments as Eligible Assets. Once We designate an investment as an Eligible Asset, We, at any time in the future, may determine that such investment is no longer an Eligible Asset.

Excess Withdrawal:    Any withdrawal or transfer from your Covered Asset Pool before the Lock-In Date under this Certificate is an Excess Withdrawal. After the Lock-In Date under this Certificate, the amount of any Withdrawal in excess of your Coverage Amount allowed in a Certificate Year is an Excess Withdrawal.

Financial Institution:    An entity approved by Us to establish and maintain an Account on your behalf. We may designate additional approved Financial Institutions, and may, for any reason, disapprove a previously approved Financial Institution.

Group Contract Holder:  The entity (including a trust, if applicable) to which the Contract is issued.

Ineligible Asset:    An asset that is not designated as eligible for coverage under this Certificate.

Insured Event:    The date on which the value of your Covered Asset Pool is reduced to zero by other than an Excess Withdrawal. The Insured Event must occur, and other conditions must be met, before benefit payments will be paid under this Certificate.

IRA:    Individual Retirement Accounts governed by Code Sections 408 or 408A.

Lock-In Date:    The date you establish your initial Coverage Amount. You select the Lock-In Date. It may be no earlier than the date you (or if joint life coverage is selected, the date your Spouse, if younger,) attains age [60].

Maximum Total Contributions Per Certificate Owner:    The maximum amount of Contributions you may make to the Covered Asset Pool as shown on the Data Pages of this Certificate.

Third-Party Administrator:    The entity with whom We have contracted to monitor the composition of your Covered Asset Pool in accordance with Our requirements.

Qualified Account – An Account maintained pursuant to:

(1) An eligible retirement plan as defined in Section 402(c)(8)(B) and 408 of the Code;

(2) A plan under Section 457(b) of the Code; or

(3) Any other plan subject to Section 401(g) of the Code.

Quarterversary:    The same calendar day of each successive three month period, beginning with the Certificate Date. If the Certificate Date falls on the 29th, 30th, or 31st and there is no corresponding date in a subsequent third month, the Quarterversary will be the next day.

Required Minimum Distribution (RMD):    With respect to an IRA Account, this is the minimum amount, calculated pursuant to Section 401(a)(9)(A) of the Code and the regulations thereunder, that must be distributed annually to a beneficial owner of an IRA, beginning within the time period prescribed under Section 401(a)(9)(C) of the Code and the regulations thereunder.

Spouse:  Your spouse (husband or wife), as recognized under federal law.

Valuation Day:  Each day the New York Stock Exchange is open for trading.

Withdrawal:    Any withdrawal from or transfer out of your Covered Asset Pool. All amounts deducted from your Covered Asset Pool during the term of your Certificate (including the sale, exchange, or transfer of assets from your Covered Asset Pool) are treated as Withdrawals. Dividends, capital gains, and other distributions from Covered Assets that are not reinvested are also treated as Withdrawals.

PART II – WHEN CERTIFICATE COVERAGE STARTS

2.1	Certificate Eligibility and Ownership

Coverage under this Certificate is provided to individuals investing in Eligible Assets that are held in an Account at a Financial Institution. The Certificate may be owned by you, by you and your Spouse, or by a trust or other non-individual acting as agent for you or for you and your Spouse. If you purchase a single life Certificate, you must be (i) age [45] or older, (ii) the sole owner of the Account and (iii) the Covered Person. This Certificate may be owned jointly by two individuals if and only if the joint Certificate Owners are (i) both age [45] or older, (ii) sole joint owners of the Account, (iii) Spouses, and (iv) the joint Covered Persons. If there are joint owners of the Account, either joint owner may be named as a Certificate Owner or, if joint coverage is elected, both may be named as joint Certificate Owners. If the Certificate is owned by a non-individual, the Covered Person or joint Covered Persons must be (i) age [45] or older and (ii) the sole owner or the sole joint owners of the Account (or if the Account is held by a trust, the sole beneficiary or the sole joint beneficiaries of the trust).

2.2	Joint Life Certificates

Joint coverage may be elected or unelected at any time prior to the Lock-In date. In all cases, the joint Covered Persons must be Spouses on the date joint coverage is elected. In the case of a Certificate purchased in connection with a Qualified Account, if joint coverage is elected, the difference between the ages of the joint Covered Persons may not be more than 10 years. In order to be eligible for joint coverage, you or your Spouse must be the owner or beneficial owner of the Account and the other Spouse must be the sole primary beneficiary of the Account. Unless otherwise stated, the age of the Covered Person means, in the case of a joint life Certificate, the age of the younger Covered Person. For joint life Certificates, except for certain situations where the Covered Persons have divorced as described in Section 8.2, the Insured Event condition that the Covered Person be alive when the Covered Asset Pool is depleted will be met if either Covered Person is alive at that time. We may require satisfactory evidence that the Covered Person or joint Covered Person is alive before any payments can begin. If coverage is for joint Covered Persons, the applicable Coverage Percentages will be [0.5%] lower than for a single Covered Person.

2.3	Certificate Coverage Starts

Your Coverage begins on the Certificate Date. However, your Coverage Amount is not immediately payable and will not become payable unless and until the Insured Event occurs.

PART III – AMOUNT OF COVERAGE

3.1	Coverage Amount

(a)  Prior to the Lock-In Date, your Coverage Amount is equal to zero. You may elect at any time on or after the earliest Lock-In Date to “Lock-In” your Coverage Amount. At the Lock-In Date, your Coverage Amount is calculated by multiplying your Coverage Base by the applicable Coverage Percentage shown on the Certificate Data Pages. The Lock-In Date is affected by your election on or after the minimum age shown on the Certificate Owner Coverage Percentages table on the Certificate Data Pages to “Lock-In” your Coverage Amount.

(b)  After the Lock-In Date but before the Insured Event, your Coverage Amount is calculated on each Certificate Anniversary. Your Coverage Amount is the greater of: 1) your current Coverage Amount; or 2) the current value of your Covered Asset Pool on the Certificate Anniversary multiplied by your current Coverage Percentage as determined by the Annuitant’s attained age (or for a joint life Certificate, the age of the younger Spouse) on the Lock-In Date and the current 10-year United States Treasury Bond Yield. If your Coverage Amount increases pursuant to 2, We will treat the increase as an automatic step-up. The Certificate Fee Percentages may be changed due to an automatic step-up of your Coverage Amount unless you reject the automatic step-up in accordance with section 3.4(b).

(c)  Your Coverage Amount is the maximum amount you can withdraw each Certificate Year from the Covered Asset Pool without causing an Excess Withdrawal. If you withdraw or transfer less than your Coverage Amount in a Certificate Year from your Covered Asset Pool, the unused portion cannot be carried over to the next Certificate Year.

(d)  After the Insured Event, your Coverage Amount is the amount of the lifetime fixed annuity payments We will make to you (or, for joint life coverage, your surviving Spouse) each Certificate Year.

3.2	Additional Coverage Amount: RMDs for Qualified Accounts

If your Covered Asset Pool is held in a Qualified Account, including a custodial IRA, and if your RMD is calculated using only: (1) your age, (2) the IRS Uniform Lifetime table or, if applicable, the Joint Life and Survivor Expectancy table, (3) the value of your Covered Asset Pool (including the present value of any additional benefits provided under this Certificate to the extent required to be taken into account under IRS guidance) and (4) amounts of required minimum distributions only for the current calendar year (no carry-over from past calendar years) is greater than your Coverage Amount, then each calendar year you can make additional withdrawals from your Account, after the Lock-In Date, up to an amount that represents the difference between your RMD amount and your Coverage Amount, without causing an Excess Withdrawal. If you withdraw or transfer less than the Additional Coverage Amount in a calendar year from your Covered Asset Pool, the unused portion cannot be carried over to the next calendar year. For purposes of determining your RMD amount, only assets held in your Covered Asset Pool will be taken into account. Qualified Account assets held outside your Covered Asset Pool will not be taken into account.

3.3	Coverage Base

(a)  We use your Coverage Base to determine your initial Coverage Amount. On the Certificate Date, your Coverage Base is equal to the value of your Covered Asset Pool. Thereafter, prior to the Lock-In Date, your Coverage Base is increased by any Subsequent Contributions to your Covered Asset Pool and is adjusted for any Withdrawals. Subsequent Contributions are permitted until the Lock-In Date. After the Lock-In Date, subsequent Contributions will no longer be permitted. The sum of the initial Contribution and any

Subsequent Contributions may not exceed the Maximum Total Contributions shown on the Data Pages of this Certificate without Our prior approval. Subsequent Contributions do not include dividends or other distributions reinvested in your Covered Asset Pool.

(b)  On each Certificate Anniversary prior to the Lock-In Date, your Coverage Base will be the greater of: 1) your current Coverage Base; 2) the value of your Covered Asset Pool on the Certificate Anniversary; or 3) if there have been no Excess Withdrawals during the preceding Certificate Year, the value of your Covered Asset Pool as of any Quarterversary during the immediately preceding Certificate Year. If your Coverage Base increases pursuant to 2 or 3, We will treat the increase as an automatic step-up. The Certificate Fee Percentages may be changed due to an automatic step-up of the Coverage Base unless you reject the automatic step-up in accordance with section 3.4(b). This feature does not require the termination of the existing Certificate. This Certificate will continue with the same Certificate Date and features. In the event a Certificate Anniversary or a Quarterversary occurs on a day that is not a Valuation Day, for purposes of the step-up calculation, We will use the applicable value of your Covered Asset Pool on the next Valuation Day.

3.4	Effect of Automatic Step-Up

(a)  After the first Certificate Year, your Certificate Fee Percentages may increase due to an automatic step-up of your Coverage Base or Coverage Amount. They will never exceed the maximum Certificate Fee Percentages shown on the Certificate Data Pages.

(b)  You have the right to reject an automatic step-up within [thirty (30)] days following the Certificate Anniversary on which your Certificate Fee Percentage increases. If you reject an automatic step-up, you must notify Us in a manner acceptable to Us. Upon such rejection, the increase in your Certificate Fee Percentage, as well as any changes as a result of the automatic step-up feature, will be reversed. If you reject an automatic step-up, your Coverage Base or Coverage Amount will continue to be eligible for future automatic step-ups.

3.5	Coverage Percentage

(a)  Your Coverage Percentage is determined by the Annuitant’s attained age (age at last birthday) (or for a joint life Certificate, the age of the younger Spouse) at the Lock-In Date and the current 10-year United States Treasury Bond Yield. Your Coverage Percentages are shown on the Certificate Data Pages.

(b)  Until the Lock-In Date, your Coverage Percentage will be zero.

3.6	Withdrawals and Transfers

(a)  Before the Lock-In Date, any amount withdrawn or transferred from your Covered Asset Pool is considered an Excess Withdrawal. An Excess Withdrawal prior to the Lock-In Date will reduce your Coverage Base by the greater of 1) or 2), where:

(1)  is the Excess Withdrawal amount; and

(2)  is the result of A multiplied by C and divided by B, where

A = the Excess Withdrawal amount;

B = the value of your Covered Asset Pool before the Excess Withdrawal; and

C = your Coverage Base prior to the Withdrawal.

(b)  After the Lock-In Date, you can withdraw or transfer up to your Coverage Amount from your Covered Asset Pool each Certificate Year without causing an Excess Withdrawal.

(c)  After the Lock-In Date, in addition to your Coverage Amount (available each Certificate Year) you can withdraw or transfer up to the Additional Coverage Amount described in section 3.2 from your Covered Asset Pool each calendar year without causing an Excess Withdrawal.

(d)  However, any withdrawal or transfer more than your Coverage Amount in any Certificate Year (or your Additional Coverage Amount in any calendar year) (considered an Excess Withdrawal), will reduce your Coverage Amount on a pro rata basis according to the following formula:

A multiplied by C and divided by B where:

A	=	the Excess Withdrawal amount (i.e., the amount withdrawn in excess of your Coverage Amount that remained before the Withdrawal);

B	=	the value of your Covered Asset Pool after your Coverage Amount has been Withdrawn, but before the Excess Withdrawal; and

C	=	your Coverage Amount prior to the Withdrawal.

(e)  If at any time you are notified that We have removed an investment from the list of Eligible Assets that is part of your Covered Asset Pool, you must transfer any value in that investment to another then Eligible Asset within [thirty (30)] days from the date of the notice. If you fail to make this required transfer within the prescribed time period, this Certificate will terminate and no benefits will be paid.

(f)  Any dividends, capital gains or other distributions from any of your Covered Assets must be reinvested in your Covered Asset Pool. If they are not, they will be considered Withdrawals.

(g)  One or more Excess Withdrawals can reduce your Coverage Amount to zero. If your Coverage Amount is reduced to zero, this Certificate terminates without value and no benefits will be paid.

(h)  Subject to section 4.1 on Composition Requirements, before the Insured Event you may make as many Covered Asset Transfers as desired without affecting the benefits under this Certificate. We may adjust your Certificate Fee Percentage as a result of a Covered Asset Transfer if your Investment Profile changes.

PART IV – COVERED ASSET POOL COMPOSITION REQUIREMENTS

4.1	Composition Requirements

(a)  The assets in your Account must be invested at all times in Eligible Assets in order to be covered by the Certificate. We have divided the Eligible Assets into asset class categories as follows:

Core Equity – Funds that invest substantially in large-cap equity investments.

Core Fixed – Funds that invest substantially in fixed income securities. This generally includes bonds, mortgages, and money market type investments. This category also includes cash held within your Account.

International – Funds that have substantial investments outside of the United States. Certain bond funds may also be included in this category.

Small/Mid Cap – Funds that invest substantially in small to mid-cap stocks. We typically do not include funds in this category that invest primarily in stocks of large-cap indices such as the S&P 500.

Alternative – Funds that do not fall into another asset class category. This may include funds such as REITs, emerging markets, and commodities as well as funds that We determine have significant volatility.

(b)  Minimum Percentage: No less than [20%] of the value of your Covered Asset Pool may be invested in Eligible Assets in the Core Fixed asset class category.

(c)  Maximum percentages: (i) No more than [80%] of the value of your Covered Asset Pool may be invested in Eligible Assets in the Core Equity asset class category; (ii) No more than [25%] of the aggregate value of your Covered Asset Pool may be invested in the International asset class category; (iii) No more than [10%] of the aggregate value of your Covered Asset Pool may be invested in the Small/Mid Cap asset class category ; and (iv) No more than [5%] of the aggregate value of your Asset Pool may be invested in the Alternative asset class category.

(d)  If at any time the composition of your Covered Asset Pool does not meet the composition requirements, We may notify you of the non-compliance. If We send you a notice of non-compliance, the notice will indicate the current composition of your Covered Asset Pool and the required composition of your Covered Asset Pool. You will have [seven (7)] business days from the date of the notice to reallocate the Eligible Assets so that the required allocation composition is met. If the required allocation composition is not met by the end of the [seven (7)] business day period, your Certificate will be terminated and no benefits will be paid.

PART V – THE INSURED EVENT

5.1      The Insured Event occurs when the value of your Covered Asset Pool has been reduced to zero by means other than an Excess Withdrawal. You are not eligible to receive your Coverage Amount until after the Insured Event and provided:

—	the Certificate is in force;

—	the Lock-In Date has been established;

—	the Covered Person (or at least one of the Covered Persons for a joint life Certificate) is alive; and

—	your Coverage Amount is greater than zero.

—	All fees due the Company are paid.

5.2     Upon the occurrence of the Insured Event, We will pay any remaining Coverage Amount for the current Certificate Year. Thereafter, beginning on the Certificate Anniversary following the Insured Event, your Coverage Amount will be paid for as long as the Covered Person(s) are living.

PART VI – CERTIFICATE FEE

6.1	Certificate Fee

(a)    Your Certificate Fee (the fee you pay for the benefits We provide under this Certificate) will be calculated and due on the Certificate Date and thereafter at each Quarterversary. Your Certificate Fee is calculated by multiplying A by B by C where:

A	=	the value of your Covered Asset Pool as of the calculation date;

B	=	the applicable Certificate Fee Percentage; and

C	=	the number of days in the Certificate quarter divided by the number of days in the Certificate Year.

(b)  If We do not receive the Certificate Fee, We will notify you of the deficiency at least twice before [45] days have elapsed. If fees due are not paid within [sixty (60)] days of the due date, then this Certificate will terminate and no benefits will be paid.

(c)  The greater the percentage of assets in your Covered Asset Pool allocated to Eligible Assets outside of the Core Fixed category, the higher your Certificate Fee. We may adjust your Certificate Fee in the event of a Covered Asset Transfer if your Investment Profile changes. This adjustment is described in section 6.2. In addition, if subsequent contributions are made to, or Excess Withdrawals are taken from, your Covered Asset Pool during a Certificate quarter, then the Certificate Fee Adjustment will be added to your Certificate Fee to be collected on the next Quarterversary to reflect these transactions.

(d)  The maximum Certificate Fee Percentage is shown on the Certificate Data Pages. We may increase your Certificate Fee Percentage at any Certificate Anniversary in conjunction with an automatic step-up.

(e)  Certificate Fee for any Certificate will cease upon the occurrence of:

—	The Insured Event;

—	Termination of the Contract; or

—	Termination of the Certificate.

6.2	Certificate Fee Adjustment for Covered Asset Transfers

Covered Asset Transfers that you make on other than a Quarterversary may be subject to a Certificate Fee Adjustment. If at any time the composition of your Covered Asset Pool is above the maximum percentages for Investment Profiles A, B, or C, you will be notified and will have [five (5)] business days to correct the violation. If no correction is made within the given timeframe, your Certificate Fee will be adjusted based upon the current allocations. The Certificate Fee Adjustment will be calculated by multiplying A by B by C where:

A	=	the value of your Covered Asset Pool as of the date of the most recent Certificate Fee calculation or fee adjustment calculation;

B	=	the Certificate Fee Percentage for the new Investment Profile minus the Certificate Fee Percentage for the previous Investment Profile; and

C	=	the number of days remaining in the Certificate quarter divided by the number of days in the Certificate Year.

Based on the equity composition of your Covered Asset Pool after a Covered Asset Transfer, the Certificate Fee Adjustment may be positive or negative. The Certificate Fee Adjustment will be added to the Certificate Fee to be collected on the next Quarterversary.

6.3	Certificate Fee Adjustment for Subsequent Contributions and Excess Withdrawals

A Certificate Fee Adjustment will be calculated for subsequent Contributions and Excess Withdrawals because this event will change the Coverage Base. The amount of this Certificate Fee Adjustment is calculated by multiplying A by B by C where:

A	=	the amount of the subsequent Contribution or Excess Withdrawal;

B	=	the applicable Certificate Fee Percentage; and

C	=	the number of days remaining in the Certificate quarter divided by the number of days in the Certificate Year.

PART VII – WHEN CERTIFICATE COVERAGE TERMINATES

7.1	Certificate Coverage terminates:

—	on a Certificate Owner’s death as prescribed in Section 8.1;
—	upon assignment of any Covered Asset, the Certificate, or rights to your Coverage Amount;
—	upon the transfer of your entire Covered Asset Pool to Ineligible Assets under this Certificate;
—	upon non-payment of the Certificate Fee;
—	on the date your Coverage Base or Coverage Amount is reduced to zero due to an Excess Withdrawal (including liquidating the Covered Asset Pool);
—	the date We receive your written notice to cancel;
—	if the composition of your Covered Asset Pool does not meet the composition requirements and the violation is not corrected within [seven (7)] business days from date of notification of the violation;
—	if you, the Financial Institution, or the Third-Party Administrator does not provide or give Us access to the information or data necessary for Us to monitor the composition of your Account;
—	if your age (or Certificate Owner’s Spouse’s, if a joint life Certificate) is misstated and this Certificate would not have been issued had such age(s) not been misstated;
—	if you do not transfer the assets in your Account to an approved Financial Institution with the prescribed time following removal of a Financial Institution as described under section 7.3; or
—	upon termination of the Contract.

7.2      Upon termination of this Certificate We will refund any unearned Certificate Fee. Certificate Fees will be refunded (subject to any applicable Certificate Fee Adjustment) on a prorated basis for the period beginning on the date of termination and ending on the last day of the current Certificate quarter in which the termination occurs. Termination of the Certificate will result in the loss of all future benefits provided by this Certificate. We may restrict your ability to purchase a new Certificate within one (1) year of the date you elected to cancel this Certificate. If you terminate this Certificate and subsequently purchase a new Certificate, if available, the new Certificate will have its own Certificate Fee Percentage, which may be higher than the Certificate Fee Percentage under this Certificate, and its own coverage terms, which may not be as advantageous as the coverage terms available through this Certificate.

7.3	Disapproved Financial Institution

If, prior to the Insured Event, for any reason we remove a Financial Institution maintaining your Account from our list of approved Financial Institutions, you must initiate the transfer of assets held in your Account at the disapproved Financial Institution to an approved Financial Institution within [fifteen (15)] business days. We will send you a notice that you must initiate the transfer of assets held in your Account at the disapproved Financial Institution to an approved Financial Institution within [fifteen (15)] business days of the date the notice is sent. If you initiate the transfer of assets in your Account within the prescribed time period to an approved Financial

Institution, this Certificate will continue. If you do not initiate the transfer of assets in your Account to an approved Financial Institution within the prescribed time period, coverage stops and this Certificate will be terminated. We will provide you with written notice of the termination.

7.4      If We terminate your Certificate issued thereunder pursuant to section 7.3, We will refund any unearned Certificate Fees as described in section 7.2.

PART VIII – SPOUSAL CONTINUATION AND DIVORCE

8.1	Death of Certificate Owner or Covered Person and Spousal Continuation

(a)  If there is only one Certificate Owner and one Covered Person, and the Certificate Owner dies before the Lock-In Date, this Certificate will terminate as of the date of death and no payments will be made under this Certificate unless the following conditions are met:

—	The Certificate is in force;

—	The Lock-In Date has not been established;

—	The deceased Certificate Owner’s Spouse on the date of death is the sole beneficiary of the Account;

—	The Spouse becomes the sole owner of the Account;

—	The Account is not owned by a non-individual other than an IRA trust or a trust that is a grantor trust for Federal income tax purposes; and

—	The Spouse meets the eligibility requirements for issuing a Certificate.

If all of the above conditions are met, then the surviving Spouse may elect to continue this Certificate. In that event, the surviving Spouse will become the Certificate Owner and the Covered Person.

(b)  In the case of a joint life Certificate, whether owned by a single owner or jointly owned, if a Certificate Owner dies before the date on which the Insured Event occurs, the Certificate will terminate as of the date of death and no payments will be made under the Certificate unless:

—	The Certificate is in force;

—	The surviving Covered Person was the deceased Certificate Owner’s Spouse on the date of death;

—	The surviving Spouse is the sole beneficiary of the Account; and

—	The surviving Spouse becomes the owner of the Account; and

—	The Account is not owned by a non-individual other than an IRA trust or a trust that is a grantor trust for Federal income tax purposes.

If all of the above conditions are met, this Certificate will continue. The surviving Spouse will be the sole Certificate Owner and the sole Covered Person.

(c)    If this Certificate is owned by a non-individual, the foregoing provisions shall be applied substituting the Covered Person or Covered Persons for the owner or joint owners.

(d)    If a Certificate Owner, or in the case of a Certificate owned by a non-individual, a Covered Person, dies on or after the date on which the Insured Event occurs, this Certificate will terminate and no further payments will be made under this Certificate unless this Certificate is a joint life Certificate and a Covered Person is alive, in which case this Certificate will continue as long as the surviving Covered Person remains alive, and the surviving Covered Person will become the sole Covered Person, and, in the case of a Certificate not owned by a non-individual, the sole Certificate Owner.

(e)    For purposes of section 72(s) of the Code, (i) in the case of a Certificate owned by one individual, the Spouse of the Certificate Owner shall be the designated beneficiary of the Certificate Owner, and (ii) in the case of a jointly owned Certificate, each joint Certificate Owner shall be the designated beneficiary of the other Certificate Owner.

In all events, the Certificate will comply with section 72(s) of the Code.

8.2	Divorce

(a)    If a divorce occurs between a Certificate Owner or Covered Person and his or her Spouse (whether or not such Spouse is a joint Certificate Owner or joint Covered Person), you or the joint Covered Person(s) must immediately notify Us in writing and provide the information We require.

(b)    If a divorce occurs before the date on which the Insured Event occurs and your former Spouse becomes the sole owner of the Account, you may request this Certificate to be reissued with your former Spouse as the sole Certificate Owner and sole Covered Person; otherwise this Certificate will be terminated. In the event this Certificate is reissued, a new Coverage Base (calculated as of the date the new Certificate is issued) shall apply. The then current Certificate Fee applicable to single life Certificates will apply to the new Certificate.

(c)    If a divorce occurs before the date on which the Insured Event occurs and the Account is divided between you and your former Spouse, you may request that this Certificate be reissued as one or two new single life Certificates; otherwise, this Certificate will be terminated. In all events, any single life Certificate issued in connection with a divorce must comply with Our rules on who may be a Certificate Owner and who may be a Covered Person. In the event one or two new Certificates are issued, a new Coverage Base (calculated as of the date the new Certificate is issued) shall apply to each such Certificate. The then current Certificate Fee applicable to single life Certificates will apply to each new Certificate.

(d)  In the case of a joint life Certificate, if there is a divorce and one of the joint Covered Persons dies before the date on which the Insured Event occurs, this Certificate will terminate as of the date of death in order to comply with the Code unless a single life Certificate or two single life Certificates have been issued before the date of death.

(e)  If a divorce occurs after the date on which the Insured Event occurs, the terms of the divorce settlement agreement or court-issued divorce decree will govern any subsequent benefit payments.

(f)  A Withdrawal from the Account in connection with the divorce will be treated as a Withdrawal under this Certificate and may also be considered an Excess Withdrawal.

PART IX – BENEFIT PAYMENTS

9.1	Benefit Payments

(a)  Beginning on the Certificate Anniversary following the Insured Event (and provided all conditions in section 5.1 are met) your Coverage Amount will be paid for as long as the Covered Person(s) are living in the form of a fixed lifetime annuity payout.

(b)  Single Life Certificates – Payments will be made in equal installments for the life of the Annuitant. Payments cease upon the death of the Annuitant.

(c)  Joint Life Certificates – Payments will be made in equal installments for the life of the Annuitant and Joint Annuitant. Payments cease upon the death of the surviving Annuitant.

9.2	Frequency of Payments

The Annuitant may choose to receive payments either monthly, quarterly, semi-annually, or annually. We may require that the amount of any such payments be at least a minimum amount. If We exercise this right, this may result in a different frequency payment option.

PART X – OTHER IMPORTANT INFORMATION

10.1	Misstatement of Age

If the Covered Person’s age is misstated, the benefits of this Certificate will be adjusted to what the correct age would provide. Any underpayment made by Us will be paid with the next payment. Any overpayment made by Us will be deducted from future payments. However, if this Certificate would not have been issued had such age(s) not been misstated, this Certificate will be treated as if it never existed and no benefits will be paid. In this case, We will refund any unearned Certificate Fee. Certificate Fees will be refunded (subject to any applicable Certificate Fee Adjustment) on a prorated basis for the period beginning on the first day We discover the misstatement of age and ending on the last day of the Certificate quarter.

10.2	Proof of Age

We may require proof of age at any time.

10.3	Entire Certificate

This Certificate, any amendments, and endorsements or riders thereon constitute the entire agreement between the Certificate Owner and Us.

10.4	Our Right to Amend this Certificate

(a)  This Certificate is intended to qualify as an annuity for federal income tax purposes. The provisions of this Certificate are to be interpreted to maintain such qualification. To maintain such qualification, We may amend this Certificate to reflect clarifications that may be needed or are appropriate to maintain such tax qualification or to conform this Certificate to any applicable changes in tax qualification requirements. We will send you a copy in the event of any such amendment. If an amendment is refused, it must be by giving Us written notice. Please note that any such refusal may result in adverse tax consequences.

(b)  We may also amend this Certificate to add provisions required by any state insurance department, changes in legislation, judicial decree, or regulatory order.

10.5	Amendments

Any changes to this Certificate must be provided to you, if applicable, in writing, signed by Our President, Secretary or Vice President.

10.6	Non-Participating

This Certificate will not share in Our profit or surplus.

10.7	Assignments

(a)  General. This Certificate and all applicable rights under each (such as the right to receive your Coverage Amount) may not be assigned or transferred without Our prior written approval. We are not responsible for the validity or tax consequences of any assignment. We will not consider any request for approval of an assignment or transfer of Certificate rights until We receive instructions that We consider sufficient from you or any Certificate Owner and any assignee as to the desired allocation of rights under this Certificate.

(b)  Qualified Accounts. If this Certificate is issued in connection with or held in a Qualified Account, it may not be assigned, pledged, or sold, nor may it be used as collateral for a loan or as security for the performance of an obligation.

10.8	Evidence of Survival

We may require satisfactory evidence that a person is alive if a benefit payment is based on that person being alive. No payment will be made until We receive such evidence.

PART XI –TERMINATION OF THE CERTIFICATE

11.1	Termination

After the Company satisfies all obligations with respect to any benefit established under this Certificate, this Certificate will terminate and the Company will be relieved of all further liability.

Signed for Us at Our home office.

SECRETARY	PRESIDENT